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May 12, 2014

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Anu Dubey

Re: John Hancock Investment Trust (the “Trust”) — File Nos. 002-10156 and 811-00560

Amendment to Registration Statement on Form N-1A

Dear Ms. Dubey:

On behalf of the Trust, we submit this letter in response to comments received by telephone on April 25, 2014, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 127 under the Securities Act of 1933, as amended, and Amendment No. 79 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on March 14, 2014, accession no. 0001133228-14-001049 (the “Amendment”). The Amendment relates to the registration of Class C shares of John Hancock Enduring Equity Fund and John Hancock Seaport Fund, each a series of the Trust (each a “Fund”).

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment. As certain comments relate to both Funds, we have grouped these comments together and then provided responses to Fund-specific comments.

I.	Comments on Class C Prospectus, Both Funds

Comment 1 — In “Fund summary — Fees and expenses — Shareholder fees,” since Class C shares do not impose any front-end sales charges, please consider deleting the words that follow “(load)” in the line item relating to front-end charges.

Response to Comment 1 — The Trust has made the requested change.

Comment 2 — In “Fund summary — Principal investment strategies,” each Fund states that it may invest in exchange-traded funds (“ETFs”). Please consider whether the fee table should include a separate line for estimated acquired fund fees and expenses, in accordance with Instruction 3(f) to Item 3 of Form N-1A.

Response to Comment 2 — Each Fund anticipates that acquired fund fees and expenses for the first year of operations will amount to no more than 0.01%, but if such fees do exceed this percentage, the Fund will add a separate line item in the fee table, in accordance with Form N-1A.

Comment 3 — In “Fund summary — Portfolio management,” each Fund states that each portfolio manager has managed the Fund “since inception.” Please revise this disclosure to indicate the year in which each portfolio manager has commenced management of the Fund.

Response to Comment 3 — The Trust will consider making this change in the next routine annual update of the Funds’ prospectuses.

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Comment 4 — In “Who’s who — Management fees,” please specify the fiscal period covered by the shareholder report in which the Board’s approval process is expected to be disclosed.

Response to Comment 4 — The Trust will consider making this change in the next routine annual update of the Funds’ prospectuses.

Comment 5 — In “Fund summary — Principal risks,” please add a separate interest rate risk factor.

Response to Comment 5 — The Trust respectfully declines to make the requested change. Supplementally, the Trust notes that interest rate risk is sufficiently described under the heading “Fixed-income securities risk.”

Comment 6 — In “Your account,” in accordance with Item 12(a)(5) of Form N-1A, please disclose whether information regarding sales charges and sales charge reductions are available on a Fund’s website, including whether the website includes hyperlinks to facilitate access to such information.

Response to Comment 6 — The Trust will consider making this change in the next routine annual update of the Funds’ prospectuses.

II.	Comments on Class C Prospectus, John Hancock Enduring Equity Fund

Comment 7 — In “Fund summary — Principal investment strategies,” because the word “enduring” is in the Fund’s name, please revise the Fund’s policy to invest at least 80% of its net assets (plus borrowings for investment purposes) (the “80% Policy”) to apply to investment in “enduring equity” securities, rather than only global equity securities.

Response to Comment 7 — Rule 35d-1 under the 1940 Act requires the Fund to adopt an 80% Policy with respect to any investments connoted by its name. The use of the word “enduring” in the Fund’s name relates to an investment strategy rather than a particular type of investment. Accordingly, the Trust respectfully declines to make the requested change.

Comment 8 — In “Fund summary — Principal investment strategies,” in the fourth paragraph, the Fund states that it may invest in derivatives. If the Fund’s investment in derivatives counts towards its 80% Policy, please explain how such investments are valued.

Response to Comment 8 — The Fund reserves the right to use derivatives to count towards its 80% Policy. The Fund generally uses market value to value derivatives in connection with its 80% Policy.

Comment 9 — In “Fund summary — Principal risks,” a risk factor for credit default swaps is included under “Hedging, derivatives, and other strategic transactions risk. Please add investing in credit default swaps as a principal strategy of the Fund.

Response to Comment 9 — The Trust will consider making this change in the next routine annual update of the Fund’s prospectuses.

Comment 10 — In “Fund details — Who’s who — Subadvisor,” please disclose that the Fund’s portfolio manager is primarily responsible for the day-to-day management of the Fund’s portfolio. See Item 10(a)(2) of Form N-1A.

Response to Comment 10 — The Trust will consider making this change in the next routine annual update of the Fund’s prospectuses.

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III.	Comments on Class C Prospectus, John Hancock Seaport Fund

Comment 11 — In “Fund summary — Fees and expenses,” the staff notes that footnote no. 1 to the fee table states that “Actual expenses related to the fund's short sales transactions may vary significantly from the estimated amount shown above depending on the extent to which the subadvisor engages in short sales on the fund's behalf.” The staff requests that the Fund amend and restate its fee table if actual expenses materially exceed the amounts estimated.

Response to Comment 11 — The Trust respectfully declines to make the requested change. Any material differences in actual expenses related to short sales transactions will be reflected in the next routine annual update of the Fund’s prospectuses.

Comment 12 — In “Fund summary — Principal investment strategies,” in the first paragraph, the Fund states that it expects to maintain “significant short positions.” Please disclose the percentage range of assets that the Fund expects to be represented by short positions.

Response to Comment 12 — The Trust respectfully declines to make the requested change, as it believes current prospectus disclosure regarding short sales transactions and their corresponding risks is appropriate.

Comment 13 — In “Fund summary — Principal investment strategies,” it is stated that the Fund may invest in reverse repurchase agreements. Please disclose that such investments are considered a form of borrowing.

Response to Comment 13 — The Trust respectfully notes that the risk factor for reverse repurchase agreements states that “A reverse repurchase agreement may be considered a form of leverage and may, therefore, increase fluctuations in the fund's net asset value (NAV) per share.” Accordingly, the Trust does not believe that any change is necessary in response to this comment.

Comment 14 — In “Fund summary — Principal investment strategies,” it is disclosed that the Fund may hold short positions in various instruments. If the Fund intends to hold a short position in foreign currencies as part of its principal strategy, please add appropriate disclosure.

Response to Comment 14 — The Trust will consider making this change in the next routine annual update of the Fund’s prospectuses.

IV.	Comment on Statement of Additional Information

Comment 15 — In “Additional Information Regarding Fundamental Restrictions” on p. 53, in the paragraph captioned “Loans,” please disclose that, for purposes of a Fund’s industry concentration policy, both the issuer and ultimate borrower in a loan participation would be considered “issuers” in cases where the loan participation does not shift to the Fund the direct debtor/creditor relationship with the borrower, consistent with the staff’s views expressed in Pilgrim Prime Rate Trust (pub. avail. June 29, 1989).

Response to Comment 15 — The Trust will consider making this change in the next routine annual update of the Funds’ Statement of Additional Information. Consistent with other disclosure across the John Hancock fund complex, the disclosure would be added under “Additional Information Regarding Fundamental Restrictions” to the paragraph captioned “Concentration.”

_____________________________________________________

The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Amendment, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

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2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Amendment; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

The Trust, on behalf of the Funds, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the staff’s comments. If you have any questions, please do not hesitate to contact me at (617) 261-3240 or Nicholas J. Kolokithas, Assistant Secretary of the Trust, at (617) 663-4324.

Sincerely,

/s/ George P. Attisano
George P. Attisano

Cc: Nicholas J. Kolokithas